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                                             EXHIBIT H-1



                          FORM OF NOTICE
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     New England Electric System (NEES), a registered holding company, has filed Post-Effective Amendment No. 10 to its Application/Declaration with this Commission pursuant to Section 6 and 7 and 12 of the Public Utility Holding Company Act of 1935 (the Act) and Rule 50 promulgated thereunder.

     By orders dated August 1, 1977, June 7, 1979, December 22, 1981, September 28, 1982, November 19, 1985, March 10, 1987, February 22, 1991 and December 29, 1993, HCAR Nos. 20121 (File No. 70-6025), 21091 (File No.
70-6295), 22333, 22649, 23913 (File No. 70-6656), 24337, 25261, and 25966
(File No. 70-7338), as post-effectively amended, respectively, the Commission permitted to become effective Applications/Declarations under which New England Electric System (NEES or the Company) proposed to issue and sell from time to time through December 31, 1996, an aggregate of up to 10,693,536 of its authorized but unissued common shares, $1 par value, pursuant to the NEES Dividend Reinvestment and Common Share Purchase Plan (the Plan). Through August 31, 1996, NEES had issued 9,093,835 of such shares.

     NEES seeks the Commission's authorization to extend the period for issuing common shares pursuant to the Plan through December 31, 2001. The terms and conditions for the sale of shares otherwise remain unchanged.

     The proceeds from the sale of any common shares by the Company to the Plan will be added to the general funds of the Company and be used for any or all of the following purposes: (i) investment in the Company's subsidiaries, through loans or advances to such subsidiaries, purchases of additional shares of their capital stocks, or capital contributions, (ii) payment of indebtedness of the Company, or (iii) for other corporate purposes relating to ordinary business operations, including working capital.